Exhibit 99.1

Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

MEDICURE INC.

Three and six months ended June 30, 2017

(Unaudited)

In accordance with National Instruments 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the three and six months ended June 30, 2017.

Condensed Consolidated Interim Statements of Financial Position
(expressed in Canadian dollars)
(unaudited)

	Note	June 30, 2017	December 31, 2016

Assets
Current assets:
Cash and cash equivalents		$4,451,642	$12,266,177
Cash held in escrow		-	12,809,072
Accounts receivable	5	18,729,402	17,200,778
Inventories	6	12,378,924	12,176,644
Prepaid expenses		1,288,939	759,077
Total current assets		36,848,907	55,211,748
Non-current assets:
Property, plant and equipment		10,769,089	10,300,639
Goodwill		47,022,350	47,485,572
Intangible assets	7	94,844,868	100,864,817
Other assets		169,056	161,891
Deferred tax assets		694,162	701,000
Total non-current assets		153,499,525	159,513,919
Total assets		$190,348,432	$214,725,667

Liabilities and Equity
Current liabilities:
Short-term borrowings		$1,490,702	$1,383,864
Accounts payable and accrued liabilities	12(a), 12(b)	14,637,188	17,242,366
Current income taxes payable		350,694	504,586
Deferred revenue		1,083,787	1,161,608
Current portion of finance lease obligations		175,329	89,241
Current portion of long-term debt	8	1,935,817	2,883,752
Current portion of royalty obligation	9	1,768,301	2,019,243
Current portion of due to vendor	4	1,788,289	-
Derivative option on Apicore Class C shares	4	32,580,056	32,901,006
Liability to repurchase Apicore Class E shares	4	610,914	2,700,101
Total current liabilities		56,421,077	60,885,767
Non-current liabilities
Long-term debt	8	56,111,343	68,180,424
Finance lease obligations		528,791	242,449
Royalty obligation	9	3,535,267	3,666,479
Due to vendor	4	1,141,415	2,759,507
Fair value of Apicore Series A-1 preferred shares	4	1,738,405	1,755,530
Other long-term liabilities		136,408	133,999
Deferred tax liabilities		35,294,614	38,142,775
Total non-current liabilities		98,486,243	114,881,163
Total liabilities		154,907,320	175,766,930

(continued on next page)

See accompanying notes to the condensed consolidated interim financial statements.

1

Condensed Consolidated Interim Statements of Financial Position (continued)
(expressed in Canadian dollars)
(unaudited)

	Note	June 30, 2017	December 31, 2016
Equity:
Share capital	10(b)	125,315,763	124,700,345
Warrants	10(d)	1,948,805	2,020,152
Contributed surplus		6,546,940	6,756,201
Accumulated other comprehensive (loss) income		420,123	681,992
Deficit		(101,010,473)	(97,289,953)
Total equity attributable to shareholders of the company		33,221,158	36,868,737
Non-controlling interest		2,194,954	2,090,000
Total equity		35,416,112	38,958,737
Commitments and contingencies	11(a), 11(d)
Subsequent events	4, 10(c) & 12(d)
Total liabilities and equity		$190,323,432	$214,725,667

See accompanying notes to the condensed consolidated interim financial statements.

2

Condensed Consolidated Interim Statements of Net (Loss) Income and Comprehensive (Loss) Income
(expressed in Canadian dollars)
(unaudited)

	Note	Three months ended June 30, 2017	Three months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
Revenue, net
AGGRASTAT®		$8,054,181	$7,702,302	$15,067,577	$13,771,166
Active Pharmaceutical Ingredients		12,282,658	-	13,976,348	-
Total Revenue, net		20,336,839	7,702,302	29,043,925	13,771,166
Cost of goods sold	6	5,560,961	864,603	8,210,052	1,739,097
Gross Profit		14,775,878	6,837,699	20,833,873	12,032,069

Expenses
Selling, general and administrative		5,700,482	5,049,562	10,928,675	8,215,727
Research and development		5,918,959	1,100,688	11,182,488	1,907,985
		11,619,441	6,150,250	22,111,163	10,123,712
(Loss) income before the undernoted		3,156,437	687,449	(1,277,290)	1,908,357

Other expense (income):
Revaluation of long-term derivative		-	(4,318)	-	84,980
		-	(4,318)	-	84,980

Finance costs (income):
Finance expense, net	9	2,186,942	303,313	4,345,807	650,193
Foreign exchange gain, net		86,680	(44,247)	(274,469)	(51,167)
		2,273,622	259,066	4,071,338	599,026
Net (loss) income before taxes		882,815	432,701	(5,348,628)	1,224,351
Income taxes (expense) recovery
Current		(153,027)	-	(286,282)	-
Deferred		625,217	-	1,914,390	-
Net (loss) income		$1,355,005	$432,701	$(3,720,520)	$1,224,351
Translation adjustment		854,229	(219,532)	(261,869)	(698,559)
Comprehensive (loss) income		$2,209,234	$213,169	$(3,982,389)	$525,792

(Loss) Earnings per share:
Basic	10(e)	$0.09	$0.03	$(0.24)	$0.08
Diluted	10(e)	$0.08	$0.03	$(0.24)	$0.07

Weighted average shares outstanding:
Basic	10(e)	15,605,324	14,706,084	15,572,776	14,651,045
Diluted	10(e)	17,785,501	16,891,720	15,572,776	16,836,681

See accompanying notes to the condensed consolidated interim financial statements.

3

Condensed Consolidated Interim Statements of Changes in Equity
(expressed in Canadian dollars)
(unaudited)

		Attributable to shareholders of the Company
	Note	Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income (loss)	Equity (Deficit)	Total	Non- Controlling Interest	Total Equity
Balance, December 31, 2015		$121,413,777	$101,618	$6,789,195	$1,104,388	$(124,947,427)	$4,461,551	$-	$4,461,551
Net income for the six months ended June 30, 2016		-	-	-	-	1,224,351	1,224,351	-	1,224,351
Other comprehensive loss for the six months ended June 30, 2016		-	-	-	(698,559)	-	(698,559)	-	(698,559)

Transactions with owners, recorded directly in equity
Stock options exercised	10(c)	576,117	-	(212,703)	-		363,414	-	363,414
Share-based compensation	10(c)	-	-	1,383,278	-		1,383,278	-	1,383,278
Total transactions with owners		576,117	-	1,170,575	-	-	1,746,692	-	1,746,692
Balance, June 30, 2016		$121,989,894	$101,618	$7,959,770	$405,829	$(123,723,076)	$6,734,035	$-	$6,734,035

Balance, December 31, 2016		$124,700,345	$2,020,152	$6,756,201	$681,992	$(97,289,953)	$36,868,737	$2,090,000	$38,958,737
Net loss for the six months ended June 30, 2017		-	-	-	-	(3,720,520)	(3,720,520)	-	(3,720,520)
Other comprehensive loss for the three months ended June 30, 2017		-	-	-	(261,869)	-	(261,869)	(17,787)	(279,656)

Transactions with owners, recorded directly in equity
Share-based compensation	10(c)	-	-	-	-	-	-	122,741	122,741
Stock options exercised	10(c)	451,739	-	(209,261)	-	-	242,478	-	242,478
Warrants exercised	10(d)	163,679	(71,347)	-	-	-	92,332	-	92,332
Total transactions with owners		615,418	(71,347)	(209,261)	-	-	334,810	122,741	457,551
Balance, June 30, 2017		$125,315,763	$1,948,805	$6,546,940	$420,123	$(101,010,473)	$33,221,158	$2,194,954	$35,416,112

See accompanying notes to the condensed consolidated interim financial statements.

4

Condensed Consolidated Interim Statements of Cash Flows
(expressed in Canadian dollars)
(unaudited)

For the six months ended June 30	Note	2017	2016

Cash (used in) provided by:
Operating activities:
Net (loss) income for the period		$(3,720,520)	$1,224,351
Adjustments for:
Current income tax expense		286,282	-
Deferred income tax recovery		(1,914,390)	-
Amortization of property and equipment		828,834	45,562
Amortization of intangible assets	7	5,052,446	814,863
Share-based compensation	10(c)	122,741	1,383,278
Reversal of previous write-down of inventory	6	-	(69,592)
Finance expense, net	9	4,345,807	650,193
Unrealized foreign exchange (gain) loss		(273,819)	(75,661)
Revaluation of long-term derivative		-	84,980
Change in the following:
Accounts receivable		(1,528,624)	4,692,337
Inventories		(202,280)	(931,608)
Prepaid expenses		(529,862)	1,054,087
Other assets		(7,165)	-
Accounts payable and accrued liabilities		(2,950,658)	(3,293,160)
Deferred revenue		(77,821)	-
Other long-term liabilities		2,409	(100,000)
Interest paid		(2,886,666)	(112,909)
Income taxes paid		(332,450)	-
Royalties paid	9, 11(c)	(922,021)	(895,512)
Cash flows (used in) from operating activities		(4,707,757)	4,471,209
Investing activities:
Acquisition of Class E common shares of Apicore	4	(2,640,725)	-
Acquisition of property and equipment		(846,548)	(85,955)
Cash flows used in investing activities		(3,487,273)	(85,955)
Financing activities:
Proceeds from exercise of stock options	10(c)	242,478	363,414
Proceeds from exercise of Apicore stock options	4	421,942	-
Proceeds from exercise of warrants	10(d)	92,332	-
Repayment of long-term debt	8	(13,211,947)	(833,333)
Decrease in cash in escrow		12,809,072	-
Finance lease payments		(79,570)	-
Proceeds from short-term borrowings		106,838	-
Cash flows from (used in) financing activities		381,145	(469,919)
Foreign exchange gain on cash held in foreign currency		(650)	(24,494)
(Decrease) increase in cash		(7,814,535)	3,890,841
Cash and cash equivalents, beginning of period		12,266,177	3,568,592
Cash and cash equivalents, end of period		$4,451,642	$7,459,433

See accompanying notes to the condensed consolidated interim financial statements.

5

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

1.	Reporting entity

Medicure Inc. (the "Company") is a company domiciled and incorporated in Canada and as of October 24, 2011, its Common Shares are listed on the TSX Venture Exchange. Prior to October 24, 2011 and beginning on March 29, 2010, the Company's Common Shares were listed on the NEX board of the TSX Venture Exchange. Prior to March 29, 2010, the Company's Common Shares were listed on the Toronto Stock Exchange. Additionally, the Company's shares were listed on the American Stock Exchange (later called NYSE Amex and now called NYSE MKT) on February 17, 2004 and the shares ceased trading on the NYSE Amex effective July 3, 2008. The Company remains a U.S. Securities and Exchange Commission registrant. The address of the Company's registered office is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada, R3T 6C6. The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary Medicure International, Inc., the Company has rights to the commercial product AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction. The Company’s ongoing research and development activities include the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT® and the development of additional cardiovascular products.

The Company, through subsidiaries described in note 4 is also involved in the manufacturing, development, marketing, and selling of Active Pharmaceutical Ingredients (“API”) to generic pharmaceutical customers and provides customs synthesis for early phase pharmaceutical research of branded products. Through these subsidiaries, the Company also participates in collaborations with other parties in the research and development stages of specific products.

2.	Basis of preparation of financial statements:

(a)	Statement of compliance

These condensed consolidated interim financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting and have been prepared using the same accounting policies and methods of application as those used in the Company's audited consolidated financial statements for the year ended December 31, 2016. The condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2016.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 7, 2017.

(b)	Basis of presentation

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following items:

•	Derivative financial instruments are measured at fair value.

•	Liabilities to repurchase Apicore Class E shares are measured at fair value.

•	Derivative option on Apicore Class C shares is measured at fair value.

•	Fair value of Apicore Series A-1 preferred shares are measured at fair value.

•	Financial instruments at fair value through profit and loss are measured at fair value.

Certain of the comparative figures have been reclassified to conform with the presentation in the current year.

6

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

2.	Basis of preparation of financial statements (continued):

(c)	Functional and presentation currency

The condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company's functional currency. All financial information presented has been rounded to the nearest dollar except where indicated otherwise.

(d)	Use of estimates and judgments

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements include the determination of the Company and its subsidiaries functional currency and the determination of the Company's cash generating units ("CGU") for the purposes of impairment testing.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2016:

•	Note 3(c)(ii): Valuation of the royalty obligation

•	Note 3(e): Provisions for returns, chargebacks and discounts

•	Note 3(g): The measurement and valuation of inventory

•	Note 3(j): The measurement and period of use of intangible assets

•	Note 3(k): The estimation of accruals for research and development costs

•	Note 3(n)(ii): The assumptions and model used to estimate the value of share-based payment transactions and warrants

•	Note 3(p): The measurement of the amount and assessment of the recoverability of income tax assets

•	Note 4: Allocation of purchase consideration to the fair value of assets acquired and liabilities assumed

•	Note 4: Valuation of acquired intangible assets

3.	New standards and interpretations not yet adopted

Certain new standards, interpretations and amendments to existing standards issued by the IASB or the International Financial Reporting Interpretations Committee that are not yet effective up to the date of issuance of the Company’s condensed consolidated interim financial statements are listed below. The Company is assessing the impact of these pronouncements on its consolidated results and financial position. The Company intends to adopt those standards when they become effective.

7

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

3.	New standards and interpretations not yet adopted (continued):

IFRS 9, Financial Instruments: Classification and Measurement ("IFRS 9")

IFRS 9 replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. The standard eliminates the existing IAS 39 categories of held-to-maturity, available-for-sale and loans and receivables.

Financial assets will be classified into one of two categories on initial recognition:

•	financial assets measured at amortized cost; or

•	financial assets measured at fair value.

Under IFRS 9, for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in other comprehensive income (loss), with the remainder of the change recognized in profit and loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with some exemptions. The Company is currently evaluating the impact of the above standard on its financial statements.

IFRS 15 Revenue from Contracts with Customers ("IFRS 15")

IFRS 15, issued by the IASB in May 2014, is applicable to all revenue contracts and provides a model for the recognition and measurement of gains or losses from sales of some non-financial assets. The core principle is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively, with earlier adoption permitted. Entities will transition following either a full or modified retrospective approach. The Company is currently evaluating the impact of the above standard on its financial statements.

IFRS 16, Leases ("IFRS 16")

In January 2016, the IASB issued IFRS 16 which requires lessees to recognize assets and liabilities for most leases. Lessees will have a single accounting model for all leases, with certain exemptions. The new standard is effective January 1, 2019, with limited early application permitted. The new standard permits lessees to use either a full retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs. The Company is currently evaluating the impact of the above amendments on its financial statements.

IFRS 2, Share-based Payment ("IFRS 16")

In June 2016, the IASB issued amendments to IFRS 2, Share-based Payment, clarifying how to account for certain types of share-based payment transactions. The amendments will apply to periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of the above amendments on its financial statements.

8

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

4.	Business combinations:

On July 3, 2014, the Company entered into an arrangement whereby it acquired a minority interest in a pharmaceutical manufacturing business known as Apicore, along with an option to acquire all of the remaining issued shares prior to July 3, 2017. Specifically, the Company acquired a 6.09% equity interest (5.33% on a fully-diluted basis) in two newly formed holding companies of which Apicore LLC. and Apicore US LLC (together “Apicore”) will be wholly owned operating subsidiaries. Apicore is a private, New Jersey based developer and manufacturer of specialty Active Pharmaceutical Ingredients (“API”) and pharmaceuticals specializing in the manufacturing of difficult to synthesize and other niche APIs for many United States and international generic and branded pharmaceutical companies. The Company's equity interest and certain other rights, including the option rights, were obtained by the Company for services provided in its lead role in structuring a US$22.5 million majority interest purchase and financing of Apicore. There was no cash consideration in connection with the acquisition of the minority interest in Apicore, with the exception of costs incurred by the Company in relation to the transaction which totaled $167,672.

The Company had a contractual obligation to assist in funding the resolution of certain specified damages if they were encountered before July 3, 2016, not to exceed US$5 million. The specified mechanism for the Company to fulfill this obligation was through the purchase of a portion of the equity of Apicore at a specified, discounted price per share. The occurrence of any of the specified damages that would precipitate such a purchase was not anticipated by the Company nor did any obligation arise prior to July 3, 2016, therefore no amount had been recorded in the Company’s consolidated financial statements in this regard.

Subsequent to July 3, 2014, Apicore granted stock options to certain members of its management team and board of directors, as well as certain of its employees and 25,000 of these stock options were exercised prior to December 1, 2016. Additionally, subsequent to July 3, 2014 and prior to December 1, 2016, Apicore issued 145,733 Class A-1 preferred shares. These issuances resulted in the Company’s ownership being diluted to 5.97% (4.82% fully diluted) as at November 30, 2016.

As at July 3, 2014, the investment in Apicore was initially valued at $1,276,849 and subsequently measured at amortized cost and the option rights received were recorded at a fair value of $275,922 and subsequently revalued at each reporting date to fair value. Immediately prior to the Company exercising certain options to acquire a controlling interest in Apicore, the investment in Apicore was recorded at $6,418,867. The increase in value of $4,895,573 was recorded on the statement of net income (loss) for the year ended December 31, 2016. In addition, immediately prior to the exercise of certain options to acquire a controlling interest in Apicore, the derivative representing the value associated to the option rights was revalued to its fair value of $20,788,011. The change in the value of the option rights of $20,560,440 was recorded in the statement of net income (loss) for the year ended December 31, 2016 as a revaluation of the derivative.

On December 1, 2016, the Company exercised certain option rights that resulted in the Company acquiring a majority interest in Apicore. The transaction was accounted for as a business combination achieved in stages. The exercise of certain options resulted in the Company acquiring 4,717,000 Series A Preferred Shares and 1,250,000 Class D Warrants in Apicore in exchange for US$33,750,000 cash, increasing the Company’s ownership in Apicore to 64% (approximately 60% on a fully diluted basis). The Company retains option rights to purchase the issued Class C common shares in Apicore until July 3, 2017, which represent 39% of the outstanding Apicore shares. In addition, Apicore has issued and outstanding Series A-1 preferred shares representing 2% of the outstanding shares which are redeemable at the option of the holder after December 31, 2019. Finally, Apicore’s Class E shares are reserved for the exercise of employee stock options. At December 1, 2016, 25,000 Class E shares, were issued and outstanding and 447,500 options became fully vested on the change in control with Apicore’s then directors and employees holding a right to put the outstanding Apicore Class E shares and options to the Company upon the change in control. The remaining Apicore stock options outstanding of 400,000 were unaffected by the change of control and will fully vest in 2017.

As the transaction was accounted for as a business combination achieved in steps, on acquiring control of Apicore, the Company revalued its previous interest in Apicore at fair value on the date of control and recognized a gain on step acquisition.

Determination of the gain was as follows:

Fair value of 6.07% interest on December 1, 2016	$6,418,867
Carrying value of 6.07% interest prior to control	1,523,294
Gain on step acquisition	$4,895,573

9

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

4.	Business combinations (continued):

For purposes of assessing the assets acquired and liabilities assumed, the Apicore Series A-1 preferred shares have been classified as a liability on the basis of the holder’s redemption right. The Apicore Series A-1 preferred shares are redeemable by the holder after December 31, 2019 in three annual instalments at the greater of the fair value of the shares at the redemption date and the net assets of the Company. The Class E common shares issued and the outstanding 497,500 Apicore options over Apicore Class E common shares with an employee put feature have been classified as a liability to repurchase Apicore Class E shares based on the fixed redemption price upon the change in control. The remaining Apicore options outstanding have been recorded in equity as a non-controlling interest. The Company’s call option over Apicore’s Class C common shares provides Medicure with present access to the returns associated with the related ownership interest as the option price is fixed with an exercise price below fair value and the parties have agreed that no dividends will be paid to other shareholders until July 3, 2017. Therefore, the Company has accounted for the acquisition as if it has acquired all the outstanding interests of Apicore and recognized a derivative option on Apicore Class C shares under the call option. As a result, 100% of the financial results of Apicore have been included in the Company’s financial statements from the date of acquisition.

The fair value of the assets acquired and the liabilities assumed have been determined on a provisional basis and are based on information that is currently available to the Company. Additional information is being gathered to finalize these provisional measurements, particularly with respect to intangible assets, property, plant and equipment, inventory, deferred revenue and deferred taxes. Accordingly, the measurement of the assets acquired and liabilities assumed may change upon finalization of the Company’s valuations and completion of the purchase price allocation, both of which are expected to occur no later than one year from the acquisition date. The following table summarizes the provisional fair values of the identifiable assets and liabilities of as at the date of the acquisition:

Net Assets Acquired
Cash and cash equivalents	$3,611,307
Accounts receivable	3,202,471
Inventories	12,299,051
Prepaid expenses	698,115
Property, plant and equipment	9,795,629
Intangible assets	101,712,420
Goodwill	47,485,572
Other assets	160,662
Accounts payable and accrued liabilities	(9,831,337)
Short-term borrowings	(1,051,309)
Deferred revenue	(1,544,335)
Long-term debt	(13,655,679)
Finance lease obligations	(342,153)
Fair value of Apicore Series A-1 preferred shares	(1,755,530)
Other long-term liabilities	(136,827)
Deferred tax liabilities	(37,749,605)
Net assets acquired	$112,898,452

(continued on next page)

10

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

4.	Business combinations (continued):

(Continued from previous page)

Summary of purchase consideration
Cash paid	$45,322,853
Due to vendor	2,759,507
Exercise of Apicore derivative	20,788,011
Fair value of 6.07% interest held	6,418,867
Non-controlling interest	2,069,409
Derivative option on Apicore Class C shares	32,901,006
Liability to repurchase Apicore Class E shares	2,638,799
Purchase consideration	$112,898,452

Transaction costs relating to the Apicore acquisition recorded in the year ended December 31, 2016 were $126,923 and were included in selling, general and administrative expenses for the year ended December 31, 2016.

From the date of acquisition to December 31, 2016, Apicore contributed to the 2016 results $7.8 million of revenue and $0.6 million of net loss before income taxes. If the acquisition had taken place as at January 1, 2016, revenue in 2016 would have increased by $31.6 million and net income before taxes in 2016 would have been reduced by approximately $2.0 million.

During the six months ended June 30, 2017, employees and former directors of Apicore exercised 380,000 stock options to acquire 380,000 Class E common shares of Apicore for gross proceeds to the company of US$317,750. These shares, as well as 25,000 Class E common shares previously issued were then purchased by the Company upon the employees and former directors exercising their put right to the Company. This resulted in the Company acquiring 405,000 Class E common shares of Apicore for a total cost of US$1,974,772 and reducing the liability to repurchase Apicore Class E common shares on the statement of financial position.

Subsequent to June 30, 2017, the remaining employee put options over 67,500 Class E shares, to be issued upon the exercise of stock options, of Apicore expired without being exercised by the employees. As a result, there remains 517,500 stock options in Apicore Inc. outstanding.

Subsequent, to June 30, 2017, on July 3, 2017, the Company announced that its option to acquire the Class C common shares of Apicore was extended. The Company then exercised its options to acquire the Class C common shares of Apicore on July 10, 2017 and closed the acquisition on July 12, 2017 for a consideration of US$24,543,715 which results in the Company owning 98% of the issued shares of Apicore (94% on a fully diluted basis). The funds to exercise the additional option were obtained from Apicore's current business which includes API sales, ANDA development partnership payments, and royalty and upfront payments from ANDA commercial partnerships.

11

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

5.	Accounts receivable

	June 30, 2017	December 31, 2016
Trade accounts receivable	$18,533,576	$17,023,089
Other accounts receivable	195,826	177,689
	$18,729,402	$17,200,778

As at June 30, 2017, there were five customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 69% in aggregate (Customer A – 17%, Customer B – 15%, Customer C – 11%, Customer D – 11%, Customer E – 15%).

As at December 31, 2016, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 46% in aggregate (Customer A – 22%, Customer B – 12%, Customer C – 12%).

6.	Inventories

	June 30, 2017	December 31, 2016
AGGRASTAT: Finished product available-for-sale	$2,605,768	$3,418,652
AGGRASTAT: Unfinished product and packaging materials	918,494	697,767
API: Finished product available-for-sale	4,769,315	4,693,448
API: Work-in-progress	2,483,651	1,914,910
API: Raw material and packaging material	1,601,696	1,451,867
	$12,378,924	$12,176,644

Inventories expensed as part of cost of goods sold during the three and six months ended June 30, 2017 amounted to $5,398,393 and $7,926,142 (2016 - $540,830 and $995,795). During the three and six months ended June 30, 2016, the Company recorded a recovery on inventory which had been previously written-off totaling $69,592 and $69,592, respectively.

12

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

7.	Intangible assets

Cost	Patents	Trademarks	Customer List	Acquired intangible assets	Total
Balance, December 31, 2015	$15,708,549	$4,428,338	$781,472	$-	$20,918,359
Acquisitions under business combinations (Note 4)	-	-	-	101,712,420	101,712,420
Effect of movements in exchange rates	(468,759)	(132,146)	(23,320)	-	(624,225)
Balance, December 31, 2016	$15,239,790	$4,296,192	$758,152	$101,712,420	$122,006,554
Effect of movements in exchange rates	(146,417)	(41,276)	(7,284)	(992,206)	(1,187,183)
Balance, June 30 2017	$15,093,373	$4,254,916	$750,868	$100,720,214	$120,819,371

Accumulated amortization and impairment losses	Patents	Trademarks	Customer List	Acquired intangible assets	Total
Balance, December 31, 2015	$14,781,836	$4,015,852	$708,679	$-	$19,506,367
Amortization	886,217	394,461	69,612	841,734	2,192,024
Effect of movements in exchange rates	(428,263)	(114,121)	(20,139)	5,869	(556,654)
Balance, December 31, 2016	$15,239,790	$4,296,192	$758,152	$847,603	$21,141,737
Amortization	-	-	-	5,052,446	5,052,446
Effect of movements in exchange rates	(146,417)	(41,276)	(7,284)	(24,703)	(219,680)
Balance, June 30, 2017	$15,093,373	$4,254,916	$750,868	$5,875,346	$25,974,503

Carrying amounts	Patents	Trademarks	Customer List	Acquired intangible assets	Total
At December 31, 2016	$-	$-	$-	$100,864,817	$100,864,817
At June 30, 2017	$-	$-	$-	$94,844,868	$94,844,868

The Company has considered indicators of impairment as at June 30, 2017 and December 31, 2016. To June 30, 2017, the Company had recorded an aggregate impairment loss of $16,136,325 primarily resulting from a previous write-down of AGGRASTAT® intangible assets and from patent applications no longer being pursued or patents being abandoned. The Company did not record a write-down of intangible assets during the three and six months ended June 30, 2017 or 2016.

As at June 30, 2017, the AGGRASTAT® intangible assets were fully amortized and the acquired intangible assets had remaining useful lives of approximately 9.4 years.

For the three and six months ended June 30, 2017, amortization of the acquired intangible assets totaling $2,546,801 and $5,052,446 was recognized in research and development expenses. For the three and six months ended June 30, 2016, amortization of intangible assets relating to AGGRASTAT® totaling $393,362 and $812,891, respectively was recognized in cost of goods sold and amortization of other intangible assets totaling $954 and $1,972, respectively was recognized in research and development expenses.

As described in note 8, intangible assets are pledged as security against long-term debt.

13

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

8.	Long-term debt:

	June 30, 2017	December 31, 2016
Crown Capital Fund IV LP term loan	$55,473,860	$54,808,473
Knight Therapeutics Inc. loan	-	12,721,292
Dena Bank loan	778,327	918,567
Manitoba Industrial Opportunities Program loan	1,794,973	2,615,844
	$58,047,160	$71,064,176
Less: Current portion of long-term debt	(1,935,817)	(2,883,752)
	$56,111,343	$68,180,424

Principal repayments to maturity by fiscal year are as follows:

2017 remaining	$973,200
2018	1,251,955
2019	279,733
2020	60,078,995
62,583,883
Less: deferred debt issue expenses (net of accumulated amortization of $911,239)	(4,536,723)
$58,047,160

(a)	Crown Capital Fund IV LP Term Loan (“Crown Loan”)

On November 17, 2016, in connection with the Company’s acquisition of the controlling ownership in Apicore, described in Note 4, the Company received a term loan from Crown Capital Fund IV LP for $60,000,000 of which $30,000,000 was syndicated to the Ontario Pension Board (“OPB”) a limited partner in Crown’s funds. Under the terms of the loan agreement, the Crown Loan bears interest at a fixed rate of 9.5% per annum, compounded monthly and payable on an interest only basis, maturing in 48 months, and is repayable in full upon maturity.

The Company granted 450,000 warrants to each of Crown and OPB. Each warrant entitles the holder to purchase one Medicure common share at an exercise price of $6.50 for a period of four years. The Company presents and discloses its financial instruments in accordance with the substance of its contractual arrangement. Accordingly, the Company recorded a liability of $58,200,000, net of a three percent cash fee of $1,800,000, less related debt issuance costs of $3,538,648. The liability component has been accreted using the effective interest rate method, and during the six months ended June 30, 2017, the Company recorded accretion of $111,238, non-cash interest expense related to financing costs of $220,374 and interest expense of $1,405,479 on the Crown Loan. The fair value assigned to the warrants issued of $2,065,500 has been separated from the fair value of the liability and is included in shareholder’s equity, net of its pro rata share of financing costs of $116,695.

The effective interest rate on the Crown Loan for the six months ended June 30, 2017 was 12%.

Beginning in 2017, the Company is required to maintain certain financial covenants under the terms of the Crown Loan and is in compliance with these covenants as at June 30, 2017.

(b)	Knight Therapeutics Inc. Loan (“Knight Loan”)

On January 6, 2017, the interest and principal outstanding on the Knight Loan were repaid in full from the remaining funds provided under the Crown Loan, which was recorded on the statement of financial position as at December 31, 2016 as cash held in escrow.

14

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

8.	Long-term debt (continued):

(c)	Dena Bank Loan (“Dena Loan”)

The Company, through the acquisition of a subsidiary as described in Note 4 has a debt agreement with Dena Bank. The Dena Loan bears interest at LIBOR plus 4%, with equal monthly payments of principal and interest, maturing June 30, 2020. The Dena Loan is secured by the land, building, and machinery of a subsidiary, a pledge of 778,440 equity shares of Apicore LLC. with a value each of $0.15 USD, and a guarantee by directors of Apicore LLC.

The effective rate of the Dena Loan for the six months ended June 30, 2017 was 9%.

(d)	Manitoba Industrial Opportunities Loan (“MIOP Loan”)

On July 18, 2011, the Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program ("MIOP"), to assist in the settlement of its then existing long-term debt. The loan bears interest annually at 5.25% and originally matured on July 1, 2016. The loan was payable interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity. Effective August 1, 2013, the Company renegotiated the terms of the MIOP Loan and received an additional two-year deferral of principal repayments. Under the renegotiated terms, the MIOP Loan continued to be interest only until August 1, 2015, at which point blended principal and interest payments began. The MIOP Loan matures on July 1, 2018 and is secured by the Company's assets and guaranteed by the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer. The Company issued 1,333,333 common shares of the Company with a fair value of $371,834, net of share issue costs of $28,166, in consideration for the guarantee to the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. In connection with the guarantee, the Company entered into an indemnification agreement with the Chief Executive Officer under which the Company shall pay the Guarantor on demand all amounts paid by the Guarantor pursuant to the guarantee. In addition, under the indemnity agreement, the Company agreed to provide certain compensation upon a change in control of the Company. The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument ("MI") 61-101. Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.

The Company is required to maintain certain non-financial covenants under the terms of the MIOP Loan. In connection with the business combination described in note 4, the Company did not obtain required approvals from MIOP prior to completing the transaction due to the timing of the closing of the transaction. The Company subsequently received a waiver from MIOP waiving any right to call the loan. The Company was in compliance with the terms of the loan as at June 30, 2017.

The effective interest rate on the MIOP loan for the six months ended June 30, 2017 was 7% (2016 – 7%).

15

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

9.	Royalty obligation:

On July 18, 2011, the Company settled its then existing long-term debt with Birmingham Associates Ltd. ("Birmingham"), an affiliate of Elliott Associates L.P., in exchange for i) $4,750,000 in cash; ii) 2,176,003 common shares of the Company; and iii) a royalty on future AGGRASTAT® sales until May 1, 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding three month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and development of the product is on hold.

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT® rights, the acquirer would be required to assume the obligations under the royalty agreement.

The initial fair value assigned to the royalty obligation, based on an expected value approach, was estimated to be $901,915. The royalty obligation is subsequently measured at amortized cost using the effective interest method, with the associated cash flows being revised each period resulting in a carrying value at June 30, 2017 of $5,303,568 (December 31, 2016 - $5,685,722) of which $1,768,301 (December 31, 2016 - $2,019,243) represents the current portion of the royalty obligation. The change in the royalty obligation for the three and six months ended June 30, 2017 of $284,732 and $566,266, respectively (2016 - $250,025 and $519,183) is recorded within finance expense on the condensed consolidated interim statements of net (loss) income and comprehensive (loss) income. Royalties for the three and six months ended June 30, 2017 totaled $482,931 and $885,218, respectively (2016 - $428,745 and $749,370) with payments made during the three and six months ended June 30, 2017 of $399,125 and $922,021, respectively (2016 - $589,666 and $895,512).

10.	Capital Stock:

(a)	Authorized

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

(b)	Shares issued and outstanding

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount
Balance, December 31, 2015	14,445,168	$121,413,777
Shares issued upon exercise of stock options (10c)	1,069,434	3,217,125
Shares issued upon exercise of warrants (10d)	17,806	69,443
Balance, December 31, 2016	15,532,408	$124,700,345
Shares issued upon exercise of stock options (10c)	58,750	451,739
Shares issued upon exercise of warrants (10d)	41,969	163,679
Balance, June 30, 2017	15,633,127	$125,315,763

16

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

10.	Capital Stock (continued):

(c)	Stock option plan

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 2,934,403 common shares of the Company at any time. The stock options generally have a maximum term of between five and ten years.

Changes in the number of options outstanding during the six months ended June 30, 2017 and 2016 are as follows:

	June 30, 2017		June 30, 2016
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Balance, beginning of period	1,387,000	$2.37	2,277,126	$1.90
Granted	-	-	265,025	6.16
Exercised	(58,750)	(4.13)	(326,850)	(1.11)
Forfeited, cancelled or expired	(36,833)	(7.23)	(56,500)	5.80
Balance, end of period	1,291,417	$2.15	2,158,801	$2.44
Options exercisable, end of period	1,291,417	$2.15	2,158,801	$2.44

Options outstanding at June 30, 2017 consist of the following:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Options outstanding weighted average exercise price	Number exercisable
$0.30	270,000	5.86 years	$0.30	270,000
$0.31 - $1.00	35,332	1.39 years	$0.60	35,332
$1.01 - $3.00	728,220	4.89 years	$1.60	728,220
$3.01 - $5.00	76,500	3.41 years	$3.90	76,500
$5.01 - $10.00	170,125	3.77 years	$6.16	170,125
$10.01 - $14.70	11,240	0.46 years	$14.54	11,240
$0.30 - $14.70	1,291,417	4.72 years	$2.15	1,291,417

There was no compensation expense related to stock options granted during the period or from previous periods under the stock option plan for the three and six months ended June 30, 2017 (2016 - $1,243,198 and $1,383,278). The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model. The expected life of stock options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

17

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

10.	Capital Stock (continued):

(c)	Stock option plan (continued)

The compensation expense for the six months ended June 30, 2016 was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model:

Six months ended June 30:	2016
Expected option life	4.8 - 5.0 years
Risk free interest rate	0.52% - 0.67%
Dividend yield	nil
Expected volatility	117.56% - 126.67%

Additionally, Apicore has a stock option plan and at the December 1, 2016 acquisition date, there were 897,500 options to purchase Class E common stock of Apicore Inc. outstanding. 497,500 options became fully vested on the change in control with the employee’s right to put the outstanding Apicore Class E shares and options to the Company upon the change in control. The remaining Apicore stock options outstanding of 400,000 were unaffected by the change of control and will fully vest during 2017. The value of the put option was initially recorded as a liability to repurchase Apicore Class E shares on the statement of financial position and the value of the remaining options was recorded as non-controlling interest within equity.

During the six months ended June 30, 2017, employees and former directors of Apicore exercised 380,000 stock options to acquire 380,000 Class E common shares of Apicore for gross proceeds to the company of US$317,750. These shares, as well as 25,000 Class E common shares previously issued were then purchased by the Company upon the employees and former directors exercising their put right to the Company. This resulted in the Company acquiring 405,000 Class E common shares of Apicore for a total cost of US$1,974,772 and reducing the liability to repurchase Apicore Class E common shares on the statement of financial position.

Subsequent to June 30, 2017, the remaining employee put options over 67,500 Class E shares, to be issued upon the exercise of stock options, of Apicore expired without being exercised by the employees. As a result, there remains 517,500 stock options in Apicore Inc. outstanding.

During the three and six months ended June 30, 2017, the Company recorded $61,870 and $122,741, respectively of stock-based compensation expense within selling, general and administration expenses on the statement of net (loss) income and comprehensive (loss) income relating to stock options in Apicore.

18

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

10.	Capital Stock (continued):

(d)	Warrants

On November 17, 2016 as part of Crown Loan (Note 8), the Company issued 900,000 warrants to the lenders, exercisable for a 48-month period following the issuance of the loan at a price of $6.50 per share. The fair value of the warrants issued in connection with the loan was $2,065,500 net of its pro-rata share of financing costs of $116,695 and were recorded in equity with a corresponding balance recorded as deferred financing costs which is netted against the associated long-term debt on the statements of financial position.

Changes in the number of Canadian dollar denominated warrants outstanding during the six months ended June 30, 2017 and 2016 are as follows:

	June 30, 2017		June 30, 2016
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Balance, beginning of period	941,969	$6.31	59,775	$2.20
Exercised	(41,969)	2.20	-	-
Balance, end of period	900,000	$6.50	59,775	$2.20
Warrants exercisable, end of period	900,000	$6.50	59,775	$2.20

(e)	Per share amounts

The weighted average number of common voting shares outstanding for the three months ended June 30, 2017 and 2016 was 15,605,324 and 14,706,084, respectively. The weighted average number of common voting shares outstanding for the six months ended June 30, 2017 and 2016 was 15,572,776 and 14,651,045, respectively. The dilution created by options and warrants has been reflected in the diluted (loss) earnings per share amounts.

The following table reflects the (loss) income and share data used in the basic (loss) earnings per share computations for the three and six months ended June 30, 2017:

	Three months ended June 30, 2017	Three months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
Net (loss) income	$1,355,005	$432,701	$(3,720,520)	$1,224,351
Weighted average shares outstanding for basic (loss) earnings per share	15,605,324	14,706,084	15,572,776	14,651,045
Basic (loss) earnings per share	$0.09	$0.03	$(0.24)	$0.08

19

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

10.	Capital Stock (continued):

(e)	Per share amounts (continued)

The following table reflects the (loss) income and share data used in the diluted (loss) earnings per share computations:

	Three months ended June 30, 2017	Three months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
Net (loss) income	$1,355,005	$432,701	$(3,720,520)	$1,224,351
Weighted average shares outstanding for basic (loss) earnings per share	15,605,324	14,706,084	15,572,776	14,651,045
Effects of dilution from:
Stock options	1,280,177	2,125,861	-	2,125,861
Warrants	900,000	59,775	-	59,775
Weight average shares outstanding for diluted (loss) earnings per share	17,785,501	16,891,720	15,572,776	16,836,681
Diluted (loss) earnings per share	$0.08	$0.03	$(0.24)	$0.07

Effects of dilution from 11,240 stock options were excluded in the calculation of weighted average shares outstanding for diluted earnings per share for the three months ended June 30, 2017 as their exercise prices exceed the Company’s share price on the TSX Venture Exchange at June 30, 2017. Effects of dilution from 1,291,417 stock options and 900,000 warrants were excluded in the calculation of weighted average shares outstanding for the six months ended June 30, 2017 as their effect would be anti-dilutive. Effects of dilution from 32,940 options and 66,667 warrants were excluded in the calculation of weighted average shares outstanding for the three and six months ended June 30, 2016 as their exercise prices exceed the Company’s share price on the TSX Venture Exchange at June 30, 2016.

11.	Commitments and contingencies

(a)	Commitments

As at June 30, 2017, and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed as follows:

2017	$4,619,160
2018	453,418
2019	442,700
2020	361,454
2021	368,683
Thereafter	1,551,733
$7,797,148

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling US$150,000 annually (based on current pricing) until 2024.

Effective November 1, 2014, the Company entered into a sub-lease with Genesys Venture Inc. (“GVI”) to lease office space at a rate of $170,000 per annum for three years ending October 31, 2017. The lease was amended on May 1, 2016 and increased the leased area covered under the lease agreement at a rate of $212,000 per annum until October 31, 2019.

20

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

11.	Commitments and contingencies (continued)

(a)	Commitments (continued)

The Company, through the acquisition of a subsidiary as described in Note 4, leases office and manufacturing facilities from a related party, under a non-cancelable agreement expiring in 2024 at escalating rental rates throughout the term of the lease. The terms of the agreement specify that the Company has the option to purchase the building and land at the then fair value, as well as the option to renew the lease for an additional five-year period.

Effective January 1, 2017, the Company renewed its business and administration services agreement with GVI, under which the Company is committed to pay $7,083 per month or $85,000 per year for a one year term.

The Company, through the acquisition of a subsidiary as described in Note 4, the Company has entered into various collaborative agreements with six parties for the development of products which continue through 2025. The agreements include terms of renewal, ranging from one to three years, subject to mutual approval. The total expected costs to be incurred under these agreements approximated US$8.4 million as at June 30, 2017.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

The Company has issued non-cancellable purchase orders for the purchase of inventory which total US$930,231.

(b)	Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

(c)	Royalties

As a part of the Birmingham debt settlement described in note 9, beginning on July 18, 2011, the Company is obligated to pay a royalty to Birmingham based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding three month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and development of the product is on hold. Royalties for the three and six months ended June 30, 2017 totaled $482,931 and $885,218, respectively (2016 - $428,745 and $749,370) with payments made during the three and six months ended June 30, 2017 of $399,125 and $922,021, respectively (2016 - $589,666 and $895,512).

The Company is obligated to pay royalties to third parties based on any future commercial sales of MC-1, aggregating up to 3.9% on net sales. To date, no royalties are due and/or payable.

21

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

11.	Commitments and contingencies (continued)

(d)	Contingencies

In the normal course of business, the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

On September 10, 2015, the Company submitted a supplemental New Drug Application to the United States Food and Drug Administration ("FDA") to expand the label for AGGRASTAT®. The label change is being reviewed and evaluated based substantially on data from published studies. If the label change submission is successful, the Company will be obligated to pay 300,000 Euros over the course of a three-year period in equal quarterly instalments following approval. On July 7, 2016, the Company announced it received a Complete Response Letter stating the sNDA cannot be approved in its present form and requested additional information. The payments are contingent upon the success of the filing and as such the Company has not recorded any amount in the statements of net (loss) income and comprehensive (loss) income pertaining to this contingent liability.

The Company, through the acquisition of a subsidiary as described in Note 4, is subject to a stringent regulatory environment. Any product designed and labeled for use in humans requires regulatory approval by government agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical and clinical trials to demonstrate safety and efficacy and other approval procedures of the FDA. Various federal, state, local, and foreign statutes and regulations also govern testing, manufacturing, labeling, distribution, storage, and record-keeping related to such products and their promotion and marketing. In addition, the current regulatory environment at the FDA could lead to increased testing and data requirements which could impact regulatory timelines and costs to the Company and its suppliers.

The Company, through the acquisition of a subsidiary as described in Note 4, is involved in legal matters. In 2016, the Company and another pharmaceutical company filed a complaint in the United States District Court for the Eastern District of Texas against a third party asserting that the patents of three of the Company’s products were infringed and, in a later filing, sought monetary damages and injunctive relief. The Defendant filed a petition with the United States Patent and Trademark Office (“U.S.P.T.O.”) for that office to conduct an inter-parties reexamination (“IPR”) against one of the Company’s patents. Subsequent to June 30, 2017, following a settlement agreement among the parties, the litigation in the Eastern District of Texas and District of New Jersey was dismissed. The IPR was terminated pursuant to the joint motion of the parties asking the Patent Trial and Appeal Board to do so. There was no financial impact of the settlement on the Company.

12.	Related party transactions:

(a)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, President and Chief Executive Officer, Chief Financial Officer, Vice-President, Commercial Operations, and beginning in December 2016, the Chief Executive Officer of Apicore, are key management personnel. On May 9, 2016, the Company announced that the employment agreement with the Company’s then President and Chief Operating Officer had been terminated, effective immediately. For the three and six months ended June 30, 2016, the now former President and Chief Operating Officer was included in key management personnel.

22

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

12.	Related party transactions (continued):

(a)	Key management personnel compensation (continued)

In addition to their salaries, the Company also provides non-cash benefits and participation in the Stock Option Plan. The following table details the compensation paid to key management personnel:

	Three months ended June 30, 2017	Three months ended June 30, 2016	Three months ended June 30, 2017	Three months ended June 30, 2016
Salaries, fees and short-term benefits	$406,455	$196,117	$685,755	$408,388
Share-based payments	61,870	163,957	122,741	163,957
	$468,325	$360,074	$808,496	$572,345

As at June 30, 2017, there was $24,636 recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company's Board of Directors for services provided (December 31, 2016 - $13,279).

(b)	Transactions with related parties

Directors and key management personnel control 17% of the voting shares of the Company as at June 30, 2017 (December 31, 2016 – 17%).

During the three and six months ended June 30, 2017 the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $21,250 and $42,500, respectively (2016 - $21,250 and $42,500) for business administration services, $53,000 and $106,000, respectively (2016 - $55,000 and $97,500) in rental costs and $10,950 and $21,900, respectively (2016 - $10,500 and $20,425) for commercial and information technology support services. As described in note 11(a), the business administration services summarized above are provided to the Company through a consulting agreement with GVI.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions Inc. ("GVI CDS"), a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement. During the three and six months ended June 30, 2017, the Company paid GVI CDS $217,015 and $373,275, respectively (2016 - $121,815 and $254,192) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the President and Chief Executive Officer. During the three and six months ended June 30, 2017, the Company paid CanAm $117,162 and $249,201, respectively (2016 - $150,972 and $317,242) for research and development services.

Beginning with the acquisition on December 1, 2016 (note 4), the Company incurred rental charges pertaining to leased manufacturing facilities and office space from Dap Dhaduk II LLC (“Dap Dhaduk”), an entity controlled by a minority shareholder and member of the board of directors of Apicore Inc. For the three and six months ended June 30, 2017, the Company paid Dap Dhaduk $89,746 and $178,043, respectively for rental expenses.

Beginning with the acquisition on December 1, 2016 (note 4), the Company purchased inventory from Aktinos Pharmaceuticals Private Limited (“Aktinos”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. For the three and six months ended June 30, 2017, the Company paid Aktinos $356,509 and $1,097,242, respectively for purchases of inventory.

Beginning with the acquisition on December 1, 2016 (note 4), the Company incurred research and development charges from Omgene Life Sciences Pvt. Ltd. (“Omgene”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. For the three and six months ended June 30, 2017, the Company paid Omgene $nil and $26,466, respectively for research and development services.

23

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

12.	Related party transactions (continued):

(b)	Transactions with related parties (continued)

Beginning with the acquisition on December 1, 2016 (note 4), the Company incurred pharmacovigilance charges from 4C Pharma Solutions LLC. (“4C Pharma”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. For the three and six months ended June 30, 2017, the Company paid 4C Pharma $10,386 and $69,688, respectively for services provided.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at June 30, 2017, included in accounts payable and accrued liabilities is $136,699 (December 31, 2016 - $100,493) payable to GVI, $368,740 (December 31, 2016 - $336,008) payable to GVI CDS, $109,267 (December 31, 2016 - $80,582) payable to CanAm, $552,664 (December 31, 2016 - $467,250) payable to Aktinos and $10,705 (December 31, 2016 – nil) payable to 4C Pharma, which are unsecured and payable on demand.

Effective July 18, 2016, the Company renewed its consulting agreement with its Chief Executive Officer, through A.D. Friesen Enterprises Ltd., a company owned by the Chief Executive Officer. for a term of five years, at a rate of $300,000 annually. The Company may terminate this agreement at any time upon 120 days written notice. As at June 30, 2017, there were no amounts included in accounts payable and accrued liabilities (December 31, 2016 – $54,380) payable to A. D. Friesen Enterprises Ltd. as a result of this consulting agreement. Any amounts payable to A. D. Friesen Enterprises Ltd. are unsecured, payable on demand and non-interest bearing.

Effective January 1, 2017, the Company renewed its consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., a company owned by the Chief Financial Officer, for a one year term, at a rate of $155,000 annually. The agreement may be terminated by either party, at any time, upon 30 days written notice. As at June 30, 2017, there were no amounts included in accounts payable and accrued liabilities (December 31, 2016 – $22,313) payable to JFK Enterprises Ltd. as a result of this consulting agreement. Any amounts payable to JFK Enterprises Ltd. are unsecured, payable on demand and non-interest bearing.

13.	Segmented information:

The operations of the Company are classified into two industry segments: the marketing and distribution of AGGRASTAT® and the manufacturing and distribution of API. No operating segments have been aggregated to form these reportable operating segments.

Revenue generated from external customers based on their location for the three and six months ended June 30, 2017 and 2016 is as follows:

	Three months ended June 30, 2017	Three months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
United States	$15,669,770	$7,702,302	$24,116,828	$13,771,166
Canada and other	4,667,069	-	4,927,097	-
	$20,336,839	$7,702,302	$29,043,925	$13,771,166

During the six months ended June 30, 2017, 58% of total revenue was generated from 4 customers. Customer A accounted for 14%, Customer B accounted for 15%. Customer C accounted for 18% and customer D accounted for 11%.

During the six months ended June 30, 2016, 99% of total revenue was generated from four customers. Customer A accounted for 18%, Customer B accounted for 33%, Customer C accounted for 35% and Customer D accounted for 13%.

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Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

13.	Segmented information (continued):

Property, plant and equipment, intangible assets and other assets are located in the following countries:

	June 30, 2017	December 31, 2016
Canada	$234,577	$263,984
India	8,124,490	7,896,331
United States	97,423.946	103,167,032
	$105,783,013	$111,327,347

The financial measures reviewed by the Company’s chief operating decision makers are presented below for the three and six months ended June 30, 2017:

For the three months June 30, 2017
	AGGRASTAT®	Active Pharmaceutical Ingredients	Total
Revenue	$8,054,181	$12,282,658	$20,336,839
Operating costs	6,201,458	10,978,944	17,180,402
Operating income	$1,852,723	$1,303,714	$3,156,437

For the six months June 30, 2017
	AGGRASTAT®	Active Pharmaceutical Ingredients	Total
Revenue	$15,067,577	$13,976,348	$29,043,925
Operating costs	11,674,448	18,646,767	30,321,215
Operating income (loss)	$3,393,129	$(4,670,419)	$(1,277,290)

Amortization of property, plant and equipment and intangible assets included in the operating costs for the three months ended June 30, 2017 attributable to the AGGRASTAT® and API segments is $24,005 and $2,963,215, respectively.

Amortization of property, plant and equipment and intangible assets included in the operating costs for the six months ended June 30, 2017 attributable to the AGGRASTAT® and API segments is $47,516 and $5,833,764, respectively.

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